1801 Elmwood Avenue, Buffalo, NY 14207-2496 Phone 716.873.0640 • Fax 716.447.9201
July 1, 2009
Mr. John Reynolds
Division of Corporate Finance Office of Beverages, Apparel and Health Care Services
United States Securities and Exchange Commission
100 F. Street North East
Washington, D.C., 20549

RE:	Mod-Pac Corp
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 5, 2009
Form 10-Q for the Quarterly Period Ended April 4, 2009
Filed May 6, 2009
File No. 0-50063
Dear Mr. Reynolds:
We received your letter from the Securities and Exchange Commission (“SEC”) dated May 6, 2009 regarding your review of MOD-PAC CORP.’s (“Mod-Pac” or “the Company”) above referenced filings. Included in the letter were ten comments related to Mod-Pac’s compliance with applicable disclosure requirements. On May 20, 2009 we responded to your comments. On June 4, 2009 we received a second letter from the SEC requesting additional information to better understand our disclosures. Please see below for Mod-Pac’s response to each of these comments.
SEC COMMENT:
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended April 4, 2009
Cover Page
1.	We note your response to comment one of our letter dated May 6, 2009 and we reissue the comment. Please check the correct box on the cover page to indicate that you are a smaller reporting company.

MOD-PAC RESPONSE:
We will check the correct box indicating that we are a smaller reporting company on our amended Form 10-K for the year December 31, 2008 (“2008 Form 10-K”) and our amended Form 10-Q for the quarter ended April 4, 2009. We intend to file the amended Form 10-K and 10-Q with the SEC as soon as possible upon resolution of the comments within this letter.
SEC COMMENT:
Management Certifications — Exhibit 31
2.	We note your response to comment two of our letter dated May 6, 2009 and we reissue the comment. Please revise the Section 302 Certifications to delete the word “annual” or “quarterly” in paragraphs 1 — 3, as applicable, add internal controls over financial reporting to the introductory language of paragraph 4, and add paragraph 4(b) in its entirety as required by Exhibit 601 (b) 31 of Regulation S-K.
MOD-PAC RESPONSE:
We will revise the Section 302 certifications as indicated in our response letter dated May 20, 2009 on our amended 2008 Form 10-K and our amended Form 10-Q for the quarter ended April 4, 2009. We intend to file the amended Form 10-K and 10-Q with the SEC as soon as possible upon resolution of the comments within this letter.
SEC COMMENT:
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 7. Managements Discussion and Analysis of financial Conditions and Results of Operations, page 11
Contractual Obligations, page 14
3.	We note your response to comment three of our letter dated May 6, 2009 disclosing that you have two annual lease payments of $155,000 through October 2010 and 42 payments of $180,000 through the end of the lease. Therefore, your total future lease payment obligation is $7.87 million. You further state that these lease payments are solely interest and you are not required to make an additional principal payment. However, your reconciliation of contractual obligation table discloses lease obligations interest payments totaling only $6.04 million and principal payment of $1.8 million. Please clarify the distinction between interest and principal payments and reconcile the amounts disclosed in contractual obligations table to the terms of the lease. Please revise to explain the $1.8 million purchase option on the contractual obligations.

MOD-PAC RESPONSE:
We have monthly lease payments of $12,917 due through October 2010. These monthly payments total $155,000 annually (November to October). We have monthly payments of $15,000 from November 2010 through October 2052. These monthly payments total $180,000 annually.
At the beginning of the twentieth (20th) year of the lease (November 2022), we have an option to purchase the property for $1.8 million and terminate the lease. This purchase option expires at the end of the twenty-fifth (25th) year. If the purchase option is not exercised, the total future lease payments through October 2052 will be $7.84 million. (Please note that only $150,000 in lease payments will be due in 2052, which is the final year of the lease. The lease ends in October 2052 and there are no monthly payments due in the last two months of calendar year 2052.)
It was our intention in the contractual obligation table to show the maximum contractual obligation under the lease. We presented the $1.8 million as principal repayment, with the remainder represented by interest. In future filings, we will present the aggregate future lease payments through the end of the lease term (October 2052) on one line in the table. We will include a footnote to this line which will explain the purchase option of $1.8 million beginning in year twenty (20) of the lease. We have provided an example of the revised disclosure below. We will provide revised disclosure in our next Quarterly Report on Form 10-Q, expected to be filed during the week of August 10, 2009.

Contractual Obligation	Total	2009	2010-2011	2012-2013	After 2013
Capital Lease Obligation - Aggregate payments (NewBuf)	$7,844,167	$155,000	$339,167	$360,000	$6,990,000	(A)

(A)	Beginning in November 2022 and ending in October 2027, the Company has an option to purchase the property for $1.8 million and terminate the lease. If the purchase option is not exercised, the Company is obligated to make monthly payments of $15,000 through October 2052.

SEC COMMENT:
Note 2. Significant Accounting Policies, page 22
Long-Lived assets, page 24
4.	We note your response to comment four of our letter dated May 6, 2009. Please revise your footnote to include your proposed disclosure along with a discussion of your fiscal year 2008 long-lived asset impairment test and the results of that test.
MOD-PAC RESPONSE:
We will revise this disclosure to include the language indicated in our response letter dated May 20, 2009. However, we do not believe that the omission of this disclosure in the notes to the consolidated financial statements included in our 2008 Form 10-K is of such significance as to warrant inclusion of such disclosures in our amended 2008 Form 10-K. Accordingly, we respectfully request that these additional disclosures only be required on a prospective basis. We intend to provide this disclosure in our next Quarterly Report on Form 10-Q, expected to be filed during the week of August 10, 2009.
SEC COMMENT:
Note 3. Long-Term Debt, page 25
5.	We note your response to comment five our letter dated May 6, 2009 that the market value of the property at the inception of the lease was $2.0 million, which represents the $1.8 million purchase option in the 20th year of the lease plus the $200,000 that was paid at the inception. Please provide us with your analysis to support that the $2.0 million value recorded for the leased property represents fair value as determined pursuant to paragraph 5(c) of SFAS 13. We note your disclosure that the aggregate lease payments over the term of the lease are $8.6 million. Please explain how the amount you recorded as a capital asset and obligation complies with paragraph 10 of SFAS 13.
MOD-PAC RESPONSE:
At the inception of the lease in 2003, the property’s market value of $2.0 million was based on negotiations with the owner of the property. This property is adjacent to our production facility; as such, its value was not easily determinable from comparison to other real estate transactions. The present value of the lease payments for the first 19 years of the lease plus the present value of the $1.8 million purchase option in the 20th year of the lease plus the $200,000 payment at the inception of the lease was $2.0 million [please see accompanying Schedule A]. Had we used the present value of lease payments over the entire 49 year term of the lease, this balance, including the $200,000 payment at the lease inception, would be $2.006 million [please see accompanying Schedule C]. This dollar amount difference (less than $6,000) is not significant.

The amount recorded as the capital lease obligation was $1.8 million. This represents the present value of the future lease payments up to and including the $1.8 million purchase option in the 20th year. This computed amount is in compliance with paragraph 10 of SFAS 13 which states that the lessee shall record a capital lease and an obligation at an amount equal to the present value at the beginning of the lease term of the minimum lease payments during the lease term. This amount does not exceed the fair value of the leased property at the inception of the lease. Had we used the effective interest method to account for the lease payments over the 19 year term, the lease obligation balance would have fluctuated between $1.79 million and $1.89 million [please see accompanying Schedule B]. The dollar amount difference in the obligation balance shown in Schedule B versus the accounting actually used by the Company (as shown in Schedule A) is not significant at any balance sheet date. Also the difference in the interest expense that would have been recorded (amounts in Schedule B) under the effective interest method versus the amounts recorded by the Company (as shown in Schedule A) were not material for any reporting period (less than $5,000 pre-tax impact in any quarterly period).
The disclosed aggregate monthly lease payments over the entire term of the lease (since lease inception) of $8.6 million represent the total lease payments if the purchase option is not exercised.
SEC COMMENT:
6.	Please also confirm to us that the lessors to the leasing transaction are not related parties as defined by paragraph 5(a) of SFAS 13. If the lease transaction was between related parties, tell us how you considered the guidance in paragraphs 29-31 of SFAS 13.
MOD-PAC RESPONSE:
The parties to the leasing transaction are not related parties as defined by paragraph 5(a) of SFAS 13.
SEC COMMENT:
7.	We note your response to comment five of our letter dated May 6, 2009 did not explain why your capital lease obligation has remained $1.8 million since the inception of the lease in 2003. Tell us how you considered the guidance of paragraph 12 of SFAS 13 regarding the allocation of each lease payment between the lease obligation and interest expense.
MOD-PAC RESPONSE:
The primary reason for the capital lease obligation remaining at $1.8 million is the result of the Company recording interest expense equal to the monthly cash payments for the lease instead of recording interest expense on an effective interest method. As discussed in the response to SEC comment #5 above, the differences between the amounts reported by the Company (as shown in Schedule A) versus the amounts had the Company used the effective interest method (as shown in Schedule B) for the capital lease obligation and the interest expense are not significant at any balance sheet date or for any quarterly reporting period.

We did consider the guidance of paragraph 12 of SFAS 13, however as a result of the purchase option of $1.8 million beginning in the 20th year, and the insignificant difference between the Company’s accounting and the accounting that would have resulted under the effective interest method, the Company did not allocate any portion of the lease payments to the obligation (either to increase or decrease the obligation).
If we do not exercise the purchase option during the period 2022 through 2027, we will begin to amortize the capital lease obligation balance. The balance shown in Schedule C in year 2027 is approximately $1.75 million, which approximates the recorded balance of $1.8 million (which will remain the recorded obligation from 2009 through 2027 if we do not exercise the purchase option during 2022 through 2027).
SEC COMMENT:
8.	We note your response to comment six of our letter dated May 6, 2009. Please revise the Property, Plant, and Equipment and Long-Term Debt disclosures in the Notes to the Financial Statements section to include your proposed disclosure.
MOD-PAC RESPONSE:
We will revise the Property, Plant, and Equipment and Long-Term Debt disclosures in the notes to the financial statements section as indicated in our response letter dated June 4, 2009 prospectively. However, we do not believe that the omission of this disclosure in the notes to the consolidated financial statements included in our 2008 Form 10-K is of such significance as to warrant inclusion of such disclosures in our amended 2008 Form 10-K. Accordingly, we respectfully request that these additional disclosures only be required on a prospective basis. We will provide this revised disclosure in our next Quarterly Report on Form 10-Q, expected to be filed during the week of August 10, 2009.
SEC COMMENT:
9.	We note your response to comments seven and eight of our letter dated May 6, 2009. Please revise your Long-Term Debt footnote to include your proposed disclosure and file the amendment to your credit agreement as an exhibit to your 10-K/A.

MOD-PAC RESPONSE:
We will file the amendment to our credit agreement as an exhibit to our amended 2008 Form 10-K.
We will prospectively revise our Long-Term Debt footnote to include our proposed disclosure. However, we do not believe that the omission of this disclosure in the notes to the consolidated financial statements included in our 2008 Form 10-K is of such significance as to warrant inclusion of such disclosures in our amended 2008 Form 10-K. Accordingly, we respectfully request that these additional disclosures only be required on a prospective basis. We will provide this revised disclosure in our next Quarterly Report on Form 10-Q, expected to be filed during the week of August 10, 2009.
SEC COMMENT:
Item 10. Directors, Executive Officers...... page 32
10.	We note your response to comment nine of our letter dated May 6, 2009 and we reissue the comment. Please briefly describe the business experience during the past five years of each executive office, and briefly explain the nature of his responsibility in prior positions. See Item 410 (e) of Regulation S-K.
MOD-PAC RESPONSE:
We will provide the following information regarding our executive officers in our amended 2008 Form 10-K. We intend to file the amended Form 10-K with SEC as soon as possible upon resolution of the comments within this letter.
Daniel G. Keane — President and Chief Executive Officer
Appointed Chief Executive Officer in 2003, Daniel Keane has held the position of President of Mod-Pac since 1998. From 1993 to 1998 he served in various management capacities at Mod-Pac. Mr. Keane holds a Bachelor of Arts in Economics modified with Mathematics from Dartmouth College and a M.B.A. from Duke University.
David B. Lupp — Chief Operating Officer and Chief Financial Officer
David Lupp was elected as the Chief Financial Officer of Mod-Pac in January 2006. In 2008, he was also appointed Chief Operating Officer. Prior to joining Mod-Pac, he spent 16 years as the Chief Financial Officer of International Imaging Materials, Inc., a global, private company which manufactures thermal transfer ribbons. A Certified Public Accountant, Mr. Lupp holds a B.S. in Accounting from the State University of New York at Buffalo.

Daniel J. Geary — Vice President — Finance
Daniel Geary joined Mod-Pac in March 2005 as Corporate Controller. In 2006, he was elected an officer of Mod-Pac. In 2008, he was promoted to Vice President of Finance. Mr. Geary was employed by Eastman Kodak Company in various Finance Management positions from September 2001 to March 2005. Most recently, he was the Accounting Manager in the Consumer and Professional Imaging Group from January 2004 to February 2005. He holds a B.S. in Accounting from Canisius College, a M.B.A. from Carnegie Mellon University, and is a Certified Public Accountant.
Philip C. Rechin — Vice President — Sales
Phil Rechin began his career at Mod-Pac in 1986 as the Finished Goods Supervisor. He has served as Vice President of Sales at Mod-Pac since 2000. In 2006, he was elected an officer of Mod-Pac. Mr. Rechin has a B.S. in Industrial Technology from Buffalo State College and is APICS certified.
SEC COMMENT:
Exhibits
11.	We note your response to comment 10 of our letter dated May 6, 2009 and we reissue the comment. Please file exhibit A, the security agreement, to exhibit 10.5, the loan agreement, in its entirety.
MOD-PAC RESPONSE:
We will file this agreement in its entirety as an exhibit to our amended 2008 Form 10-K.
In addition, Mod-Pac acknowledges that:
•	Mod-Pac is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Mod-Pac may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your review and comments. If you have any questions, or would like clarifications on any of the responses, please fell free to contact me or John Saccomanno, Manager of Financial Reporting at (716) 873-0640.
Sincerely,

/s/ Daniel Geary Daniel Geary
MOD-PAC CORP.
Vice President of Finance
Attachments
Schedule A
Schedule B
Schedule C

MOD-PAC CORP — Schedule A
This schedule shows the actual accounting used by the Company. It displays the present value of the lease payments using an interest rate of 8.611% over the first seven years and a 10% interest rate over the remaining of twelve years and then the $1.8 million purchase option. The present value is $2 million represents the value of the property, the lease obligation is recorded at a constant $1.8 million after accoounting for the $200,000 upfront payment at lease inception.
CASH FLOW DATA

Event	Date	Amount	Number	Period	End Date
1 Loan	11/1/2003	2,000,001.26	1
Payment	11/1/2003	200,000.00	1

2 Rate Change	11/1/2003	Rate: 8.611%	Compounding:	Monthly

3 Payment	12/1/2003	12,916.67	84	Monthly	11/1/2010

4 Rate Change	11/1/2010	Rate: 10.000%	Compounding:	Monthly

5 Payment	12/1/2010	15,000.00	144	Monthly	11/1/2022

6 Payment	11/1/2022	1,800,000.00	1
AMORTIZATION SCHEDULE — Normal Amortization

	Date	Loan	Payment	Interest	Principal	Balance
2003 Totals		2,000,001.26	212,916.67	12,916.66	0.01	1,800,001.25

2004 Totals		0.00	155,000.04	154,999.92	0.12	1,800,001.13

2005 Totals		0.00	155,000.04	154,999.92	0.12	1,800,001.01

2006 Totals		0.00	155,000.04	154,999.92	0.12	1,800,000.89

2007 Totals		0.00	155,000.04	154,999.92	0.12	1,800,000.77

2008 Totals		0.00	155,000.04	154,999.88	0.16	1,800,000.61

2009 Totals		0.00	155,000.04	154,999.80	0.24	1,800,000.37

2010 Totals		0.00	157,083.37	157,083.15	0.22	1,800,000.15

2011 Totals		0.00	180,000.00	180,000.00	0.00	1,800,000.15

2012 Totals		0.00	180,000.00	180,000.00	0.00	1,800,000.15

2013 Totals		0.00	180,000.00	180,000.00	0.00	1,800,000.15

2014 Totals		0.00	180,000.00	180,000.00	0.00	1,800,000.15

2015 Totals		0.00	180,000.00	180,000.00	0.00	1,800,000.15

2016 Totals		0.00	180,000.00	180,000.00	0.00	1,800,000.15

2017 Totals		0.00	180,000.00	180,000.00	0.00	1,800,000.15

2018 Totals		0.00	180,000.00	180,000.00	0.00	1,800,000.15

2019 Totals		0.00	180,000.00	180,000.00	0.00	1,800,000.15

2020 Totals		0.00	180,000.00	180,000.00	0.00	1,800,000.15

2021 Totals		0.00	180,000.00	180,000.00	0.00	1,800,000.15

2022 Totals		0.00	1,965,000.00	164,999.85	1,800,000.15	0.00

Grand Totals		1,800,001.26	5,245,000.28	3,244,999.02	1,800,001.26

MOD-PAC CORP. — Schedule B
This schedule displays the amortization schedule had the Company used the effective method to account for the lease payments over the 19 year term. The lease obligation balance fluctuates from $1.788 million in 2003, to a high of $1.889 million in 2010 and then decreases to $1.800 million in 2022 (the 19th year). This displays that the difference in the obligation balance using the effective interest method versus the accounting used by the Company in Schedule A is not signifcant at any balance sheet date (less than $90,000 impact), and that the difference in interest expense in any quarter is not significant (less than $5,000 pre-tax).
Nominal Annual Rate: 9.272%
CASH FLOW DATA

Event	Date	Amount	Number	Period	End Date
1 Loan	11/1/2003	2,000,000.00	1
2 Payment	11/1/2003	200,000.00	1
3 Payment	11/1/2003	12,917.00	84	Monthly	10/1/2010
4 Payment	11/1/2010	15,000.00	144	Monthly	10/1/2022
5 Payment	11/1/2022	1,800,000.00	1
AMORTIZATION SCHEDULE — Normal Amortization

	Date	Payment	Interest	Principal	Balance
Loan	11/1/2003				2,000,000.00
1	11/1/2003	200,000.00	0.00	200,000.00	1,800,000.00
2	11/1/2003	12,917.00	0.00	12,917.00	1,787,083.00
3	12/1/2003	12,917.00	13,807.66	890.66-	1,787,973.66
2003 Totals		225,834.00	13,807.66	212,026.34

4	1/1/2004	12,917.00	13,814.54	897.54-	1,788,871.20
5	2/1/2004	12,917.00	13,821.48	904.48-	1,789,775.68
6	3/1/2004	12,917.00	13,828.47	911.47-	1,790,687.15
7	4/1/2004	12,917.00	13,835.51	918.51-	1,791,605.66
8	5/1/2004	12,917.00	13,842.61	925.61-	1,792,531.27
9	6/1/2004	12,917.00	13,849.76	932.76-	1,793,464.03
10	7/1/2004	12,917.00	13,856.97	939.97-	1,794,404.00
11	8/1/2004	12,917.00	13,864.23	947.23-	1,795,351.23
12	9/1/2004	12,917.00	13,871.55	954.55-	1,796,305.78
13	10/1/2004	12,917.00	13,878.92	961.92-	1,797,267.70
14	11/1/2004	12,917.00	13,886.35	969.35-	1,798,237.05
15	12/1/2004	12,917.00	13,893.84	976.84-	1,799,213.89
2004 Totals		155,004.00	166,244.23	11,240.23-

16	1/1/2005	12,917.00	13,901.39	984.39-	1,800,198.28
17	2/1/2005	12,917.00	13,909.00	992.00-	1,801,190.28
18	3/1/2005	12,917.00	13,916.66	999.66-	1,802,189.94
19	4/1/2005	12,917.00	13,924.38	1,007.38-	1,803,197.32
20	5/1/2005	12,917.00	13,932.17	1,015.17-	1,804,212.49
21	6/1/2005	12,917.00	13,940.01	1,023.01-	1,805,235.50
22	7/1/2005	12,917.00	13,947.92	1,030.92-	1,806,266.42
23	8/1/2005	12,917.00	13,955.88	1,038.88-	1,807,305.30
24	9/1/2005	12,917.00	13,963.91	1,046.91-	1,808,352.21
25	10/1/2005	12,917.00	13,972.00	1,055.00-	1,809,407.21
26	11/1/2005	12,917.00	13,980.15	1,063.15-	1,810,470.36
27	12/1/2005	12,917.00	13,988.36	1,071.36-	1,811,541.72
2005 Totals		155,004.00	167,331.83	12,327.83-

	Date	Payment	Interest	Principal	Balance

28	1/1/2006	12,917.00	13,996.64	1,079.64-	1,812,621.36
29	2/1/2006	12,917.00	14,004.98	1,087.98-	1,813,709.34
30	3/1/2006	12,917.00	14,013.39	1,096.39-	1,814,805.73
31	4/1/2006	12,917.00	14,021.86	1,104.86-	1,815,910.59
32	5/1/2006	12,917.00	14,030.40	1,113.40-	1,817,023.99
33	6/1/2006	12,917.00	14,039.00	1,122.00-	1,818,145.99
34	7/1/2006	12,917.00	14,047.67	1,130.67-	1,819,276.66
35	8/1/2006	12,917.00	14,056.40	1,139.40-	1,820,416.06
36	9/1/2006	12,917.00	14,065.21	1,148.21-	1,821,564.27
37	10/1/2006	12,917.00	14,074.08	1,157.08-	1,822,721.35
38	11/1/2006	12,917.00	14,083.02	1,166.02-	1,823,887.37
39	12/1/2006	12,917.00	14,092.03	1,175.03-	1,825,062.40
2006 Totals		155,004.00	168,524.68	13,520.68-

40	1/1/2007	12,917.00	14,101.11	1,184.11-	1,826,246.51
41	2/1/2007	12,917.00	14,110.25	1,193.25-	1,827,439.76
42	3/1/2007	12,917.00	14,119.47	1,202.47-	1,828,642.23
43	4/1/2007	12,917.00	14,128.77	1,211.77-	1,829,854.00
44	5/1/2007	12,917.00	14,138.13	1,221.13-	1,831,075.13
45	6/1/2007	12,917.00	14,147.56	1,230.56-	1,832,305.69
46	7/1/2007	12,917.00	14,157.07	1,240.07-	1,833,545.76
47	8/1/2007	12,917.00	14,166.65	1,249.65-	1,834,795.41
48	9/1/2007	12,917.00	14,176.31	1,259.31-	1,836,054.72
49	10/1/2007	12,917.00	14,186.04	1,269.04-	1,837,323.76
50	11/1/2007	12,917.00	14,195.84	1,278.84-	1,838,602.60
51	12/1/2007	12,917.00	14,205.72	1,288.72-	1,839,891.32
2007 Totals		155,004.00	169,832.92	14,828.92-

52	1/1/2008	12,917.00	14,215.68	1,298.68-	1,841,190.00
53	2/1/2008	12,917.00	14,225.71	1,308.71-	1,842,498.71
54	3/1/2008	12,917.00	14,235.83	1,318.83-	1,843,817.54
55	4/1/2008	12,917.00	14,246.02	1,329.02-	1,845,146.56
56	5/1/2008	12,917.00	14,256.28	1,339.28-	1,846,485.84
57	6/1/2008	12,917.00	14,266.63	1,349.63-	1,847,835.47
58	7/1/2008	12,917.00	14,277.06	1,360.06-	1,849,195.53
59	8/1/2008	12,917.00	14,287.57	1,370.57-	1,850,566.10
60	9/1/2008	12,917.00	14,298.16	1,381.16-	1,851,947.26
61	10/1/2008	12,917.00	14,308.83	1,391.83-	1,853,339.09
62	11/1/2008	12,917.00	14,319.58	1,402.58-	1,854,741.67
63	12/1/2008	12,917.00	14,330.42	1,413.42-	1,856,155.09
2008 Totals		155,004.00	171,267.77	16,263.77-

64	1/1/2009	12,917.00	14,341.34	1,424.34-	1,857,579.43
65	2/1/2009	12,917.00	14,352.34	1,435.34-	1,859,014.77
66	3/1/2009	12,917.00	14,363.43	1,446.43-	1,860,461.20
67	4/1/2009	12,917.00	14,374.61	1,457.61-	1,861,918.81
68	5/1/2009	12,917.00	14,385.87	1,468.87-	1,863,387.68
69	6/1/2009	12,917.00	14,397.22	1,480.22-	1,864,867.90
70	7/1/2009	12,917.00	14,408.66	1,491.66-	1,866,359.56
71	8/1/2009	12,917.00	14,420.18	1,503.18-	1,867,862.74
72	9/1/2009	12,917.00	14,431.80	1,514.80-	1,869,377.54
73	10/1/2009	12,917.00	14,443.50	1,526.50-	1,870,904.04
74	11/1/2009	12,917.00	14,455.30	1,538.30-	1,872,442.34
75	12/1/2009	12,917.00	14,467.18	1,550.18-	1,873,992.52
2009 Totals		155,004.00	172,841.43	17,837.43-

	Date	Payment	Interest	Principal	Balance

76	1/1/2010	12,917.00	14,479.16	1,562.16-	1,875,554.68
77	2/1/2010	12,917.00	14,491.23	1,574.23-	1,877,128.91
78	3/1/2010	12,917.00	14,503.39	1,586.39-	1,878,715.30
79	4/1/2010	12,917.00	14,515.65	1,598.65-	1,880,313.95
80	5/1/2010	12,917.00	14,528.00	1,611.00-	1,881,924.95
81	6/1/2010	12,917.00	14,540.45	1,623.45-	1,883,548.40
82	7/1/2010	12,917.00	14,552.99	1,635.99-	1,885,184.39
83	8/1/2010	12,917.00	14,565.63	1,648.63-	1,886,833.02
84	9/1/2010	12,917.00	14,578.37	1,661.37-	1,888,494.39
85	10/1/2010	12,917.00	14,591.20	1,674.20-	1,890,168.59
86	11/1/2010	15,000.00	14,604.14	395.86	1,889,772.73
87	12/1/2010	15,000.00	14,601.08	398.92	1,889,373.81
2010 Totals		159,170.00	174,551.29	15,381.29-

88	1/1/2011	15,000.00	14,598.00	402.00	1,888,971.81
89	2/1/2011	15,000.00	14,594.89	405.11	1,888,566.70
90	3/1/2011	15,000.00	14,591.76	408.24	1,888,158.46
91	4/1/2011	15,000.00	14,588.61	411.39	1,887,747.07
92	5/1/2011	15,000.00	14,585.43	414.57	1,887,332.50
93	6/1/2011	15,000.00	14,582.23	417.77	1,886,914.73
94	7/1/2011	15,000.00	14,579.00	421.00	1,886,493.73
95	8/1/2011	15,000.00	14,575.75	424.25	1,886,069.48
96	9/1/2011	15,000.00	14,572.47	427.53	1,885,641.95
97	10/1/2011	15,000.00	14,569.17	430.83	1,885,211.12
98	11/1/2011	15,000.00	14,565.84	434.16	1,884,776.96
99	12/1/2011	15,000.00	14,562.48	437.52	1,884,339.44
2011 Totals		180,000.00	174,965.63	5,034.37

100	1/1/2012	15,000.00	14,559.10	440.90	1,883,898.54
101	2/1/2012	15,000.00	14,555.70	444.30	1,883,454.24
102	3/1/2012	15,000.00	14,552.26	447.74	1,883,006.50
103	4/1/2012	15,000.00	14,548.80	451.20	1,882,555.30
104	5/1/2012	15,000.00	14,545.32	454.68	1,882,100.62
105	6/1/2012	15,000.00	14,541.80	458.20	1,881,642.42
106	7/1/2012	15,000.00	14,538.26	461.74	1,881,180.68
107	8/1/2012	15,000.00	14,534.70	465.30	1,880,715.38
108	9/1/2012	15,000.00	14,531.10	468.90	1,880,246.48
109	10/1/2012	15,000.00	14,527.48	472.52	1,879,773.96
110	11/1/2012	15,000.00	14,523.83	476.17	1,879,297.79
111	12/1/2012	15,000.00	14,520.15	479.85	1,878,817.94
2012 Totals		180,000.00	174,478.50	5,521.50

112	1/1/2013	15,000.00	14,516.44	483.56	1,878,334.38
113	2/1/2013	15,000.00	14,512.70	487.30	1,877,847.08
114	3/1/2013	15,000.00	14,508.94	491.06	1,877,356.02
115	4/1/2013	15,000.00	14,505.15	494.85	1,876,861.17
116	5/1/2013	15,000.00	14,501.32	498.68	1,876,362.49
117	6/1/2013	15,000.00	14,497.47	502.53	1,875,859.96
118	7/1/2013	15,000.00	14,493.59	506.41	1,875,353.55
119	8/1/2013	15,000.00	14,489.67	510.33	1,874,843.22
120	9/1/2013	15,000.00	14,485.73	514.27	1,874,328.95
121	10/1/2013	15,000.00	14,481.76	518.24	1,873,810.71
122	11/1/2013	15,000.00	14,477.75	522.25	1,873,288.46
123	12/1/2013	15,000.00	14,473.72	526.28	1,872,762.18
2013 Totals		180,000.00	173,944.24	6,055.76

	Date	Payment	Interest	Principal	Balance

124	1/1/2014	15,000.00	14,469.65	530.35	1,872,231.83
125	2/1/2014	15,000.00	14,465.55	534.45	1,871,697.38
126	3/1/2014	15,000.00	14,461.43	538.57	1,871,158.81
127	4/1/2014	15,000.00	14,457.26	542.74	1,870,616.07
128	5/1/2014	15,000.00	14,453.07	546.93	1,870,069.14
129	6/1/2014	15,000.00	14,448.84	551.16	1,869,517.98
130	7/1/2014	15,000.00	14,444.59	555.41	1,868,962.57
131	8/1/2014	15,000.00	14,440.29	559.71	1,868,402.86
132	9/1/2014	15,000.00	14,435.97	564.03	1,867,838.83
133	10/1/2014	15,000.00	14,431.61	568.39	1,867,270.44
134	11/1/2014	15,000.00	14,427.22	572.78	1,866,697.66
135	12/1/2014	15,000.00	14,422.80	577.20	1,866,120.46
2014 Totals		180,000.00	173,358.28	6,641.72

136	1/1/2015	15,000.00	14,418.34	581.66	1,865,538.80
137	2/1/2015	15,000.00	14,413.84	586.16	1,864,952.64
138	3/1/2015	15,000.00	14,409.31	590.69	1,864,361.95
139	4/1/2015	15,000.00	14,404.75	595.25	1,863,766.70
140	5/1/2015	15,000.00	14,400.15	599.85	1,863,166.85
141	6/1/2015	15,000.00	14,395.51	604.49	1,862,562.36
142	7/1/2015	15,000.00	14,390.84	609.16	1,861,953.20
143	8/1/2015	15,000.00	14,386.14	613.86	1,861,339.34
144	9/1/2015	15,000.00	14,381.39	618.61	1,860,720.73
145	10/1/2015	15,000.00	14,376.62	623.38	1,860,097.35
146	11/1/2015	15,000.00	14,371.80	628.20	1,859,469.15
147	12/1/2015	15,000.00	14,366.95	633.05	1,858,836.10
2015 Totals		180,000.00	172,715.64	7,284.36

148	1/1/2016	15,000.00	14,362.05	637.95	1,858,198.15
149	2/1/2016	15,000.00	14,357.12	642.88	1,857,555.27
150	3/1/2016	15,000.00	14,352.16	647.84	1,856,907.43
151	4/1/2016	15,000.00	14,347.15	652.85	1,856,254.58
152	5/1/2016	15,000.00	14,342.11	657.89	1,855,596.69
153	6/1/2016	15,000.00	14,337.03	662.97	1,854,933.72
154	7/1/2016	15,000.00	14,331.90	668.10	1,854,265.62
155	8/1/2016	15,000.00	14,326.74	673.26	1,853,592.36
156	9/1/2016	15,000.00	14,321.54	678.46	1,852,913.90
157	10/1/2016	15,000.00	14,316.30	683.70	1,852,230.20
158	11/1/2016	15,000.00	14,311.01	688.99	1,851,541.21
159	12/1/2016	15,000.00	14,305.69	694.31	1,850,846.90
2016 Totals		180,000.00	172,010.80	7,989.20

160	1/1/2017	15,000.00	14,300.33	699.67	1,850,147.23
161	2/1/2017	15,000.00	14,294.92	705.08	1,849,442.15
162	3/1/2017	15,000.00	14,289.47	710.53	1,848,731.62
163	4/1/2017	15,000.00	14,283.98	716.02	1,848,015.60
164	5/1/2017	15,000.00	14,278.45	721.55	1,847,294.05
165	6/1/2017	15,000.00	14,272.88	727.12	1,846,566.93
166	7/1/2017	15,000.00	14,267.26	732.74	1,845,834.19
167	8/1/2017	15,000.00	14,261.60	738.40	1,845,095.79
168	9/1/2017	15,000.00	14,255.89	744.11	1,844,351.68
169	10/1/2017	15,000.00	14,250.14	749.86	1,843,601.82
170	11/1/2017	15,000.00	14,244.35	755.65	1,842,846.17
171	12/1/2017	15,000.00	14,238.51	761.49	1,842,084.68
2017 Totals		180,000.00	171,237.78	8,762.22

	Date	Payment	Interest	Principal	Balance

172	1/1/2018	15,000.00	14,232.63	767.37	1,841,317.31
173	2/1/2018	15,000.00	14,226.70	773.30	1,840,544.01
174	3/1/2018	15,000.00	14,220.72	779.28	1,839,764.73
175	4/1/2018	15,000.00	14,214.70	785.30	1,838,979.43
176	5/1/2018	15,000.00	14,208.63	791.37	1,838,188.06
177	6/1/2018	15,000.00	14,202.52	797.48	1,837,390.58
178	7/1/2018	15,000.00	14,196.36	803.64	1,836,586.94
179	8/1/2018	15,000.00	14,190.15	809.85	1,835,777.09
180	9/1/2018	15,000.00	14,183.89	816.11	1,834,960.98
181	10/1/2018	15,000.00	14,177.59	822.41	1,834,138.57
182	11/1/2018	15,000.00	14,171.23	828.77	1,833,309.80
183	12/1/2018	15,000.00	14,164.83	835.17	1,832,474.63
2018 Totals		180,000.00	170,389.95	9,610.05

184	1/1/2019	15,000.00	14,158.38	841.62	1,831,633.01
185	2/1/2019	15,000.00	14,151.87	848.13	1,830,784.88
186	3/1/2019	15,000.00	14,145.32	854.68	1,829,930.20
187	4/1/2019	15,000.00	14,138.72	861.28	1,829,068.92
188	5/1/2019	15,000.00	14,132.06	867.94	1,828,200.98
189	6/1/2019	15,000.00	14,125.36	874.64	1,827,326.34
190	7/1/2019	15,000.00	14,118.60	881.40	1,826,444.94
191	8/1/2019	15,000.00	14,111.79	888.21	1,825,556.73
192	9/1/2019	15,000.00	14,104.93	895.07	1,824,661.66
193	10/1/2019	15,000.00	14,098.01	901.99	1,823,759.67
194	11/1/2019	15,000.00	14,091.04	908.96	1,822,850.71
195	12/1/2019	15,000.00	14,084.02	915.98	1,821,934.73
2019 Totals		180,000.00	169,460.10	10,539.90

196	1/1/2020	15,000.00	14,076.94	923.06	1,821,011.67
197	2/1/2020	15,000.00	14,069.81	930.19	1,820,081.48
198	3/1/2020	15,000.00	14,062.62	937.38	1,819,144.10
199	4/1/2020	15,000.00	14,055.38	944.62	1,818,199.48
200	5/1/2020	15,000.00	14,048.08	951.92	1,817,247.56
201	6/1/2020	15,000.00	14,040.73	959.27	1,816,288.29
202	7/1/2020	15,000.00	14,033.31	966.69	1,815,321.60
203	8/1/2020	15,000.00	14,025.84	974.16	1,814,347.44
204	9/1/2020	15,000.00	14,018.32	981.68	1,813,365.76
205	10/1/2020	15,000.00	14,010.73	989.27	1,812,376.49
206	11/1/2020	15,000.00	14,003.09	996.91	1,811,379.58
207	12/1/2020	15,000.00	13,995.39	1,004.61	1,810,374.97
2020 Totals		180,000.00	168,440.24	11,559.76

208	1/1/2021	15,000.00	13,987.63	1,012.37	1,809,362.60
209	2/1/2021	15,000.00	13,979.80	1,020.20	1,808,342.40
210	3/1/2021	15,000.00	13,971.92	1,028.08	1,807,314.32
211	4/1/2021	15,000.00	13,963.98	1,036.02	1,806,278.30
212	5/1/2021	15,000.00	13,955.97	1,044.03	1,805,234.27
213	6/1/2021	15,000.00	13,947.91	1,052.09	1,804,182.18
214	7/1/2021	15,000.00	13,939.78	1,060.22	1,803,121.96
215	8/1/2021	15,000.00	13,931.59	1,068.41	1,802,053.55
216	9/1/2021	15,000.00	13,923.33	1,076.67	1,800,976.88
217	10/1/2021	15,000.00	13,915.01	1,084.99	1,799,891.89
218	11/1/2021	15,000.00	13,906.63	1,093.37	1,798,798.52
219	12/1/2021	15,000.00	13,898.18	1,101.82	1,797,696.70
2021 Totals		180,000.00	167,321.73	12,678.27

	Date	Payment	Interest	Principal	Balance

220	1/1/2022	15,000.00	13,889.67	1,110.33	1,796,586.37
221	2/1/2022	15,000.00	13,881.09	1,118.91	1,795,467.46
222	3/1/2022	15,000.00	13,872.44	1,127.56	1,794,339.90
223	4/1/2022	15,000.00	13,863.73	1,136.27	1,793,203.63
224	5/1/2022	15,000.00	13,854.95	1,145.05	1,792,058.58
225	6/1/2022	15,000.00	13,846.11	1,153.89	1,790,904.69
226	7/1/2022	15,000.00	13,837.19	1,162.81	1,789,741.88
227	8/1/2022	15,000.00	13,828.21	1,171.79	1,788,570.09
228	9/1/2022	15,000.00	13,819.15	1,180.85	1,787,389.24
229	10/1/2022	15,000.00	13,810.03	1,189.97	1,786,199.27
230	11/1/2022	1,800,000.00	13,800.73	1,786,199.27	0.00
2022 Totals		1,950,000.00	152,303.30	1,797,696.70

Grand Totals		5,245,028.00	3,245,028.00	2,000,000.00

Last interest amount decreased by 0.11 due to rounding.

MOD-PAC — Schedule C
This schedule displays the present value of the lease payments using the entire 49 year lease term. As displayed below, the present value of the lease payments including the upfront payment of $200,000 at lease inception is $2,005,775. The leased asset was recorded at $2 million (the difference is not significant). This schedule also shows that the obligation in year 2022 (the year when the purchase option can be exercised) is $1.817 million. If the Company does not exercise its option during years 20 to 25, the future lease payments will then begin to amortize the obligation based on the below table. The obligation per this schedule in 2026 is approximately $1.75 million which is not a significant difference from the recorded balance of $1,800,000.
Nominal Annual Rate: 9.272%
CASH FLOW DATA

Event	Date	Amount	Number	Period	End Date
1 Loan	11/1/2003	2,005,774.82	1
2 Payment	11/1/2003	200,000.00	1
3 Payment	11/1/2003	12,916.67	84	Monthly	10/1/2010
4 Payment	11/1/2010	15,000.00	504	Monthly	10/1/2052
AMORTIZATION SCHEDULE — Normal Amortization

	Date	Loan	Payment	Interest	Principal	Balance
2003 Totals		2,005,774.82	225,833.34	13,852.82	211,980.52	1,793,794.30

2004 Totals		0.00	155,000.04	166,814.31	11,814.27-	1,805,608.57

2005 Totals		0.00	155,000.04	167,957.50	12,957.46-	1,818,566.03

2006 Totals		0.00	155,000.04	169,211.30	14,211.26-	1,832,777.29

2007 Totals		0.00	155,000.04	170,586.43	15,586.39-	1,848,363.68

2008 Totals		0.00	155,000.04	172,094.64	17,094.60-	1,865,458.28

2009 Totals		0.00	155,000.04	173,748.76	18,748.72-	1,884,207.00

2010 Totals		0.00	159,166.70	175,546.87	16,380.17-	1,900,587.17

2011 Totals		0.00	180,000.00	176,057.69	3,942.31	1,896,644.86

2012 Totals		0.00	180,000.00	175,676.23	4,323.77	1,892,321.09

2013 Totals		0.00	180,000.00	175,257.84	4,742.16	1,887,578.93

2014 Totals		0.00	180,000.00	174,798.96	5,201.04	1,882,377.89

2015 Totals		0.00	180,000.00	174,295.71	5,704.29	1,876,673.60

2016 Totals		0.00	180,000.00	173,743.73	6,256.27	1,870,417.33

2017 Totals		0.00	180,000.00	173,138.34	6,861.66	1,863,555.67

2018 Totals		0.00	180,000.00	172,474.40	7,525.60	1,856,030.07

2019 Totals		0.00	180,000.00	171,746.19	8,253.81	1,847,776.26

2020 Totals		0.00	180,000.00	170,947.54	9,052.46	1,838,723.80

2021 Totals		0.00	180,000.00	170,071.58	9,928.42	1,828,795.38

2022 Totals		0.00	180,000.00	169,110.87	10,889.13	1,817,906.25

2023 Totals		0.00	180,000.00	168,057.22	11,942.78	1,805,963.47

	Date	Loan	Payment	Interest	Principal	Balance

2024 Totals		0.00	180,000.00	166,901.59	13,098.41	1,792,865.06

2025 Totals		0.00	180,000.00	165,634.13	14,365.87	1,778,499.19

2026 Totals		0.00	180,000.00	164,244.04	15,755.96	1,762,743.23

2027 Totals		0.00	180,000.00	162,719.43	17,280.57	1,745,462.66

2028 Totals		0.00	180,000.00	161,047.29	18,952.71	1,726,509.95

2029 Totals		0.00	180,000.00	159,213.36	20,786.64	1,705,723.31

2030 Totals		0.00	180,000.00	157,201.98	22,798.02	1,682,925.29

2031 Totals		0.00	180,000.00	154,995.98	25,004.02	1,657,921.27

2032 Totals		0.00	180,000.00	152,576.49	27,423.51	1,630,497.76

2033 Totals		0.00	180,000.00	149,922.89	30,077.11	1,600,420.65

2034 Totals		0.00	180,000.00	147,012.52	32,987.48	1,567,433.17

2035 Totals		0.00	180,000.00	143,820.54	36,179.46	1,531,253.71

2036 Totals		0.00	180,000.00	140,319.68	39,680.32	1,491,573.39

2037 Totals		0.00	180,000.00	136,480.07	43,519.93	1,448,053.46

2038 Totals		0.00	180,000.00	132,268.93	47,731.07	1,400,322.39

2039 Totals		0.00	180,000.00	127,650.31	52,349.69	1,347,972.70

2040 Totals		0.00	180,000.00	122,584.75	57,415.25	1,290,557.45

2041 Totals		0.00	180,000.00	117,029.08	62,970.92	1,227,586.53

2042 Totals		0.00	180,000.00	110,935.76	69,064.24	1,158,522.29

2043 Totals		0.00	180,000.00	104,252.88	75,747.12	1,082,775.17

2044 Totals		0.00	180,000.00	96,923.30	83,076.70	999,698.47

2045 Totals		0.00	180,000.00	88,884.50	91,115.50	908,582.97

2046 Totals		0.00	180,000.00	80,067.86	99,932.14	808,650.83

2047 Totals		0.00	180,000.00	70,398.05	109,601.95	699,048.88

2048 Totals		0.00	180,000.00	59,792.58	120,207.42	578,841.46

2049 Totals		0.00	180,000.00	48,160.89	131,839.11	447,002.35

2050 Totals		0.00	180,000.00	35,403.65	144,596.35	302,406.00

2051 Totals		0.00	180,000.00	21,411.99	158,588.01	143,817.99

2052 Totals		0.00	150,000.00	6,182.01	143,817.99	0.00

Grand Totals		2,005,774.82	8,845,000.28	6,839,225.46	2,005,774.82